Exhibit 4.5

FORM OF

INSTRUCTIONS FOR USE OF

SEARS HOLDINGS CORPORATION

SUBSCRIPTION RIGHTS CERTIFICATES

CONSULT GEORGESON, INC., THE INFORMATION AGENT, AS TO ANY QUESTIONS

The following instructions relate to the distribution by Sears Holdings Corporation (“Sears Holdings”), to the holders of record (each, a “Record Holder”) of its common stock, as of the close of business on October 30, 2014 (the “Record Date”), at no charge, of transferable subscription rights (the “Rights”) to purchase units (each, a “Unit”), each of which consists of (a) a 8% senior unsecured note due 2019 (each, a “Note”) in the aggregate principal amount of $500 and (b) 17.5994 warrants (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one share of Sears Holdings common stock (the “Rights Offering”). The Rights are described in Sears Holdings’ Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-199475), filed on October, 20, 2014, and amended on October 30, 2014, and the accompanying prospectus supplement (the “Prospectus Supplement”), dated October 30, 2014. Each Record Holder will receive one Right for every 85.1892 shares of Sears Holdings common stock owned of record as of the close of business on the Record Date.

The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on November 18, 2014, but Sears Holdings may extend the Rights Offering for additional periods (the final date of the Rights Offering, whether or not extended, the “Expiration Date”). Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable for Units consisting of Notes and Warrants. Sears Holdings will not be obligated to honor any purported exercise of Rights received by Computershare Inc. (the “Subscription Agent”) after 5:00 p.m., New York City time, on the Expiration Date. If Sears Holdings elects to extend the Rights Offering, it will issue a press release announcing the extension.

Each Right gives the holder thereof the right to purchase, at a subscription price of $500 per Unit (the “Subscription Price”) one Unit consisting of a Note and 17.5994 Warrants. We will not issue fractional Warrants. If you would be entitled to receive a fractional number of Warrants upon exercise of the Rights, we will round down the total number of Warrants to be issued to you to the nearest whole number. For example: If you were to acquire 27 Units, you would receive 475 Warrants (27 × 17.5994, rounded down to the nearest whole number).

As described in the accompanying Prospectus Supplement, you will receive one Right for every 85.1892 shares of Sears Holdings common stock carried by us in your account as of the Record Date. Fractional Rights will not be issued and fractional Rights will be eliminated by rounding down to the nearest whole Right. As an example, if you owned 1,000 shares of Sears Holdings common stock as of the Record Date, you would receive 11 Rights pursuant to your Basic Subscription Right, as described in the Prospectus Supplement (1,000 ÷ 85.1892, rounded down to the nearest whole number) that would entitle you to purchase a total of 11 Notes and 193 Warrants.

In addition, holders of Rights who purchase all of the Units available to them pursuant to their Basic Subscription Rights, after giving effect to any purchases or sales of Rights by them prior to such exercise, may also choose to subscribe, at the same Subscription Price of $500 per Unit, for a portion of any Units that other holders of Rights do not purchase through the exercise of their Basic Subscription Rights (the “Over-Subscription Privilege”). The Subscription Agent will allot Units in the Rights Offering as follows:

•	First, Units will be allocated to holders of Rights who exercise their Basic Subscription Rights at a ratio of one Unit per exercised Right.

•	Second, any Units that were eligible to be purchased in the Rights Offering will be allocated among the holders of Rights who exercise the Over-Subscription Privilege, in accordance with the following formula:

•	Each holder who exercises the Over-Subscription Privilege will be allocated a percentage of the remaining Units equal to the percentage that results from dividing (i) the number of Basic Subscription Rights which that holder exercised by (ii) the number of Basic Subscription Rights which all holders who wish to participate in the Over-Subscription Privilege exercised. Such percentage could result in the allocation of more or fewer over-subscription Units than the holder requested to purchase through the exercise of the Over-Subscription Privilege.

•	For example, if Stockholder A holds 200 Rights and Stockholder B holds 300 Rights and they are the only two stockholders who exercise the Over-Subscription Privilege, Stockholder A will be allocated 40% and Stockholder B will be allocated 60% of all remaining Units. (Example A)

•	Third, if the allocation of remaining Units pursuant to the formula described above in the second step would result in any holder receiving a greater number of Units than that holder subscribed for pursuant to the Over-Subscription Privilege, then such holder will be allocated only that number of Units for which the holder over-subscribed.

•	For example, if Stockholder A is allocated 100 Units pursuant to the formula described above but subscribed for only 40 additional Units pursuant to the Over-Subscription Privilege, Stockholder A’s allocation would be reduced to 40 Units. (Example B)

•	Fourth, any Units that remain available as a result of the allocation described above being greater than a holder’s over-subscription request (the 60 additional Units in Example B above) will be allocated among all remaining holders who exercised the Over-Subscription Privilege and whose initial allocations were less than the number of Units they requested. This second allocation will be made pursuant to the same formula described above and repeated, if necessary, until all available Units have been allocated or all over-subscription requests have been satisfied in full.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). The Rights will be transferable during the course of the subscription period, and Sears Holdings has applied to list the Rights for trading on the NASDAQ Global Select Market under the symbol “SHLDZ” and Sears Holdings currently expects that the Rights will begin trading on or about October 31, 2014, and will continue to trade until 4:00 p.m., New York City time, on November 13, 2014, the third trading day prior to the Expiration Date.

Do not send the Subscription Rights Certificate or payment to Sears Holdings. If you wish to participate in the Rights Offering, the Subscription Agent must receive your properly completed and duly executed Subscription Rights Certificate, with full payment of the total subscription amount, and a properly completed and executed IRS Form W-9 or W-8 (as applicable) before 5:00 p.m., New York City time, on the Expiration Date. If you do not exercise your Rights before the Expiration Date, then they will expire, have no value and cease to be exercisable for Notes and Warrants.

The number of Units you may purchase pursuant to your Basic Subscription Right is indicated on the Subscription Rights Certificate. You should indicate your wishes with regard to the exercise of your Rights by completing the appropriate portions of your Subscription Rights Certificate and returning the certificate to the Subscription Agent in the envelope provided pursuant to the procedures described in the Prospectus Supplement.

THE COMPLETED AND EXECUTED SUBSCRIPTION RIGHTS CERTIFICATE, WITH FULL PAYMENT BY PERSONAL CHECK, FOR ALL OF THE UNITS THAT YOU INTEND TO SUBSCRIBE FOR PURSUANT TO THE BASIC SUBSCRIPTION RIGHT AND THE OVER-SUBSCRIPTION PRIVILEGE, MUST BE RECEIVED BY THE SUBSCRIPTION AGENT BEFORE 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 18, 2014, THE EXPIRATION DATE. RIGHTS THAT ARE NOT EXERCISED PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE WILL EXPIRE, HAVE NO VALUE AND CEASE TO BE EXERCISABLE FOR NOTES AND WARRANTS.

1. Method of Subscription—Exercise of Rights.

To exercise your Rights, you must properly complete and duly execute your Subscription Rights Certificate and forward it, together with payment in full of the total required subscription amount for all of the shares you intend to subscribe for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, together with a properly completed and executed IRS Form W-9 or W-8 (as applicable) to the Subscription Agent, to be received before 5:00 p.m., New York City time, on the Expiration Date. The Subscription Agent will hold funds received in payment for Notes and Warrants under the Rights Offering in escrow in a segregated bank account pending completion of subscription period.

Your payment of the subscription price must be made in U.S. dollars for the full number of Units that you wish to acquire in the Rights Offering by personal check drawn upon a United States bank payable to the Subscription Agent at the address set forth below.

Your payment must be received by the Subscription Agent prior to the expiration of the Rights Offering. Payment received after the expiration of the Rights Offering will not be honored, and the Subscription Agent will return your payment to you, without interest or penalty, as soon as practicable. If you elect to exercise your Rights, you should ensure that the Subscription Agent receives your funds before the Rights Offering expires. The risk of delivery of all documents and payments is borne by you, not by the Subscription Agent or Sears Holdings.

The completed Subscription Rights Certificate and full payment of the total subscription amount, by personal check, must be delivered to the Subscription Agent by one of the methods described below:

By first class mail:	By overnight courier:
Computershare Inc. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	Computershare Inc. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Sears Holdings may not honor the exercise of your Rights if you deliver subscription documents, Subscription Rights Certificates or payment in a manner or method different than those set forth above.

You should direct any questions or requests for assistance concerning the method of subscribing for Notes and Warrants, the subscription documents or for additional copies of the Prospectus to Georgeson Inc. (“Information Agent”), by calling 866-695-6078 (toll free) or emailing SearsNotesandWarrantsOffer@georgeson.com.

If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, the nominee will exercise the Rights on your behalf in accordance with your instructions.

Banks, brokers, and other nominee holders of Rights who exercise the Basic Subscription Right and the Over-Subscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and Sears Holdings in connection with the exercise of the Over-Subscription Privilege, as to the aggregate number of Rights that have been exercised and the number of Units that are being subscribed for pursuant to the Basic Subscription Right, whether the Basic Subscription Right of each beneficial owner of Rights has been exercised in full, and the number of Units being subscribed for pursuant to the Over-Subscription Privilege, by each beneficial owner of Rights (including such nominee itself) on whose behalf such nominee holder is acting. Banks, brokers, and other nominee holders must ensure that payment is made in accordance with the applicable procedures of DTC or their respective institutions.

If you or your nominee send a subscription payment that is insufficient to purchase the number of Units you requested, or if the number of Units you requested is not specified in the subscription documents, the payment received will be applied to exercise your Rights to the fullest extent possible based on the amount of the payment received, subject to the availability of Units under the Over-Subscription Privilege and the elimination of fractional Units.

If you send a subscription payment that exceeds the amount necessary to purchase the number of Notes and Warrants for which you have indicated an intention to purchase, then the remaining amount will be returned to you by the Subscription Agent, without interest or penalty, as soon as practicable following the expiration of the Rights Offering.

2. Issuance of Notes and Warrants.

As soon as practicable following the expiration of the Rights Offering and the valid exercise of Rights pursuant to the Basic Subscription Right and Over-Subscription Privilege, and after all allocations and adjustments contemplated by the terms of the Rights Offering have been effected, registered owners of the common stock of Sears Holdings will receive their Warrants subscribed for under the Basic Subscription Right and the Over-Subscription Privilege in uncertificated book-entry form registered in their name. Registered owners of the common stock of Sears Holdings will receive their Notes subscribed for under the Basic Subscription Right and the Over-Subscription Privilege in either (a) uncertificated book-entry form registered in their name or (b) physical definitive notes registered in their name and sent to the address above. Confirmation statements reflecting these transfers will be delivered as promptly as practicable following the Expiration Date and after all over-subscription allocations have been effected. The Subscription Agent will also mail to each holder of Rights who exercises the Over-Subscription Privilege any excess amount, without interest or penalty, received in payment of the Subscription Price for excess Units that are subscribed for by such holder of Rights but not allocated to such holder of Rights pursuant to the Over-Subscription Privilege.

3. Sale or Transfer of Rights.

The Rights will be transferable during the course of the subscription period, and Sears Holdings has applied to list the Rights for trading on the NASDAQ Global Select Market under the symbol “SHLDZ” and Sears Holdings currently expects that the Rights will begin trading on or about October 31, 2014, and will continue to trade until 4:00 p.m., New York City time, on November 13, 2014, the third trading day prior to the Expiration Date. As a result, you may transfer or sell your Rights if you do not want to exercise them to purchase Units consisting of Notes and Warrants. However, the Rights are a new issue of securities with no prior trading market, and there can be no assurances provided as to the liquidity of the trading market for the Rights or their market value.

If you are a beneficial owner of shares of Sears Holdings common stock on the Record Date and hold your shares of Sears Holdings common stock or will otherwise receive your Rights through a broker, custodian bank or other nominee, Sears Holdings will ask your broker, custodian bank or other nominee to notify you of the Rights Offering. If you wish to sell your Rights through your broker, custodian bank or other nominee, you must deliver your order to sell to your broker, custodian bank or other nominee such that it will be actually received prior to 4:00 p.m., New York City time, on November 13, 2014, the third trading day prior to the Expiration Date, or such earlier date as your broker, custodian bank or other nominee may require. If you sell your Rights through your broker, custodian bank or other nominee, your sales proceeds will be the actual sales price of your Rights less any applicable broker’s commission, taxes or other fees.

If you are a holder of Rights and receive a Subscription Rights Certificate, you may take your Subscription Rights Certificate to a broker and request to sell the Rights represented by the Subscription Rights Certificate. The broker will instruct you as to what is required to sell your Rights. Alternatively, you may complete the back of the Subscription Rights Certificate to authorize the Subscription Agent to sell your Rights on your behalf, provided that you return the Subscription Rights Certificate to the Subscription Agent such that it will be actually received prior to 5:00 p.m., New York City time, on November 12, 2014, the fourth trading day prior to the Expiration Date.

4. Commissions, Fees, and Expenses.

Sears Holdings is not charging any fee or sales commission to issue the Rights to you or to issue Notes and Warrants to you if you exercise your Rights. If you exercise your Rights through the record holder of your shares, you are responsible for paying any commissions, fees, taxes or other expenses your record holder may charge you. Sears Holdings will pay all reasonable fees charged by Computershare Inc., as the subscription agent and Georgeson Inc., as the Information Agent.

5. Execution.

If you are a holder of Rights, the signature on the Subscription Rights Certificate must correspond with the name of the holder of Rights exactly as it appears on the face of the Subscription Rights Certificate without any alteration, enlargement or change whatsoever. Persons who sign the Subscription Rights Certificate in a representative or other fiduciary capacity on behalf of a holder of Rights must indicate their capacity when signing and, unless waived by the Subscription Agent in its sole and absolute discretion, must present to the Subscription Agent satisfactory evidence of their authority so to act.

6. Method of Delivery to Subscription Agent.

The method of delivery of Subscription Rights Certificates and payment of the Subscription Price to the Subscription Agent will be at the election and risk of the holder of Rights, but, if sent by mail, it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

7. Revocation.

If a Rights holder exercises its Rights, such exercise may be revoked prior to 5:00 p.m., New York City time, on November 17, 2014, by following the procedures set forth in these Instructions and in “The Rights Offering—Revocation, Withdrawal or Cancellation of Subscription Rights” in the Prospectus Supplement. Any such notice of revocation must (i) specify the name of the Rights holder who has exercised the Rights being revoked, (ii) identify the number of previously exercised Rights being withdrawn, (iii) identify the CUSIP number of the Rights (812350 148) and (iv) contain a statement that the holder is withdrawing its election to exercise Rights. If you do not indicate the number of Rights being withdrawn then you will be deemed to have withdrawn all of your Rights previously exercised. Beneficial holders wishing to withdraw their exercise of Rights should contact their broker, dealer, custodian bank or other nominee by 5:00 p.m., New York City time, on November 14, 2014, the second trading day prior to the scheduled Expiration Date. Your broker, dealer, custodian bank or other nominee may establish an earlier deadline for you to provide them notice of your intent to withdraw. The nominee holder will then contact the Depository Trust Company to withdraw your exercise of Rights. Your broker, dealer, custodian bank or other nominee must notify the Depository Trust Company of your election to withdraw your exercise of Rights by 5:00 p.m., New York City time, on November 17, 2014, the trading day prior to the scheduled Expiration Date. All subscription payments will be returned as promptly as practicable without interest or deduction.

8. Determinations Regarding the Exercise of Your Rights.

Sears Holdings will resolve all questions regarding the validity and form of the exercise of your Rights, including time of receipt and eligibility to participate in the Rights Offering. Such determinations will be final and binding. Sears Holdings reserves the absolute right to reject any subscriptions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless Sears Holdings waives them in its sole discretion. Neither Sears Holdings nor the Subscription Agent is under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to Sears Holdings’ right to withdraw and cancel the Rights Offering, only when the Subscription Agent receives a properly completed and duly executed Subscription Rights Certificate and any other required documents and the full subscription payment. Sears Holdings’ interpretations of the terms and conditions of the Rights Offering will be final and binding.